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Exhibit (m)(2)(i)

May 1, 2025

Voya Variable Portfolios, Inc.

7337 East Doubletree Ranch Road

Suite 100

Scottsdale, Arizona 85258

Re:	Reduction in Fee Payable under the Voya Variable Portfolios, Inc. Fourth Amended and
Restated Shareholder Service and Distribution Plan

Ladies and Gentlemen:

Voya Investments Distributor, LLC (“VID”) hereby waives a portion of the distribution fee payable to VID with respect to Voya International Index Portfolio (the “Portfolio”), a series of Voya Variable Portfolios, Inc. (“VVPI”), pursuant to the VVPI Fourth Amended and Restated Shareholder Service and Distribution Plan for Class ADV Shares (the “Distribution Plan”) in an amount equal to 0.01% per annum on the average daily net assets attributable to Class ADV Shares of the Portfolio, as if the distribution fee specified in the Distribution Plan were 0.24%.

By this letter, we agree to waive this amount for the period from May 1, 2025, through May 1, 2026.

Notwithstanding the foregoing, termination or modification of this letter requires approval by the Board of Directors of VVPI.

REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK

May 1, 2025

Please indicate your agreement to this reduction in fee by executing below in the place indicated.

Very sincerely,
By:	/s/ Andrew K. Schlueter	__
Name:	Andrew K. Schlueter
Title:	Vice President
Voya Investments Distributor, LLC

ACCEPTED AND AGREED TO:

Voya Variable Portfolios, Inc.

By: /s/ Kimberly A. Anderson_________

Name: Kimberly A. Anderson

Title: Senior Vice President, Duly Authorized